FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 26, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑	Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Announces Q2 FY06 Financial Results

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: January 26, 2006	By: /S/ Philippe Ozanian
Name: Philippe Ozanian
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista +33 1 64 86 85 65
kdarcy@infovista.com
- or -
Bernard Compagnon
Cubitt Consulting (London)
+44 (0)20 7367 5100
bernard.compagnon@cubitt.com
- or -
Tom Rozycki
Cubitt (New York)
+1 212 279 3115 tom@cjpcom.com
INFOVISTA REPORTS Q2 FY2006 FINANCIAL RESULTS
License Revenues up 21% year on year
Total Revenues up 15% to record €10 million
Paris, France and Herndon, Virginia — January 26, 2006 — InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced results for its fiscal year 2006 second quarter, ended December 31, 2005. Total revenues were €10.0 million, a 15% increase over the same period in the prior year. Net income for the quarter amounted to €85 thousand, after a stock-based compensation charge of €276 thousand.
Commenting on InfoVista’s performance in the period, Gad Tobaly, Chief Executive Officer, noted: “Our solid results in the quarter reflect good execution in all regions. We are particularly gratified by the growth of license revenues from both Service Providers and Enterprise customers, and the industry validation that we have received for our VistaInsight for IP Telephony solution from customers, analysts and the media. The consolidation that continues in our market is further proof of the value these solutions deliver and strengthens our relationships with partners and customers seeking to work with a leading performance management software developer that they can trust. All told, Q2 was a strong quarter in which we were able to secure our market position and deliver further improved financial performance.”
Financial Highlights
Revenues
•	Total revenues in the quarter rose 15% to €10.0 million. License revenues grew by 21% to €5.6 million, or 57% of total revenues, while service revenues increased by 9% to €4.3 million.

•	For the first six months of fiscal 2006, total revenues increased by 17% to €19.0 million. License revenues increased by 21% to €10.5 million, representing 55% of total revenues, while service revenues increased by 12% to €8.5 million.

Expenses
•	Gross margin in the quarter improved to 80.9% of total revenues, as compared to 80.4% in the comparable quarter of the previous year.

•	Second quarter operating expenses totaled €8.0 million as compared to €6.7 million in the comparable period last year. The increase is primarily due to additional spending in sales and marketing combined with higher commission expenses of €0.6 million, stock-based compensation for approximately €0.3 million, further investment in research and development for €0.2 million. Additionally, the stronger exchange rate of the US dollar against the Euro boosted operating expenses by approximately €0.1 million.
Earnings
•	Net income for the second quarter was €85 thousand. Excluding stock-based compensation, net income for the second quarter would have been €0.4 million, compared to €0.1 million.
Balance Sheet
•	Days Sales Outstanding (DSOs) improved to 80 days from 108 days at prior quarter end.

•	The Company’s balance sheet remains strong, with no debt and with cash and marketable securities of €34.1 million, a quarterly increase of €2.1 million that primarily came from operating activities.

•	There were a total of 17,802,394 InfoVista shares outstanding as at December 31, 2005.
Operational Highlights
Sales growth across all geographical regions
•	The sharpest revenue growth in the quarter was recorded in America, where sales were up 29% to €4.0 million over the comparable quarter last year. European revenues were up 6% over the comparable quarter last year, to €5.1 million. Finally, revenues in the Asia-Pacific region increased by 20% in the quarter, to €0.9 million. Europe, America and Asia-Pacific contributed 51%, 39% and 10%, respectively, of the second quarter’s total revenues.

•	Existing customers increased their commitment to InfoVista solutions, with revenues from repeat customers representing 90% of total revenues for the quarter. Repeat customers included the American and Canadian telecommunication incumbents, Telefonica and Cable & Wireless in Europe, and SingTel in Asia.

•	Revenues from the direct sales channel increased 30% over the same period last year to contribute 63% of total revenues for the second quarter. Indirect revenues totaled €3.7 million in the quarter, accounting for 37% of total revenues.
Strong demand from Service Providers and sharp growth in the Enterprise segment
•	Revenues from Service Providers increased 9% year-on-year to €6.8 million in the quarter, representing 69% of total revenues. During the quarter, InfoVista recorded revenues from the telecommunication incumbents in the US, Canada, Mexico, UK and Singapore. InfoVista secured revenues of at least €250 thousand each from eight Service Providers during the quarter, including a combined deal of €1 million with the T-Mobile Group and two other large deals from Telefonica and new customer Eircom of Ireland.

Mobile operators are enhancing their core networks to deploy a new generation of wireless data services as they require superior Quality of Service and network performance management solutions to manage their MPLS backbone. In Q2, InfoVista was chosen over the competition by wireless operators such as SingTel Mobile, Polkomtel, PT Excelcom, Bouygues Telecom and two distinct T-Mobile operations, to address a combination of those needs, vindicating the Company’s transformation from strict resource performance management to service-centric quality monitoring.

•	Revenues from the Enterprise market jumped 34% to €3.1 million in the quarter, contributing 31% of total revenues. Three important contracts were signed with financial institutions, including a €0.5 million competitive deal with a top-five banking firm that selected InfoVista to provide comprehensive management solution for its IP Telephony system, considered one of the world’s largest such deployments to date. InfoVista also booked orders from government entities in the US, Germany and the Czech Republic during the quarter.
Further Industry recognition
•	VistaInsight for IP Telephony is the recipient of Internet Telephony’s 2005 Product of the Year Award and was acknowledged as a leading IP telephony management solution in the Yankee Group’s recent report, “VoIP Management Solutions Guide: Managing Cisco IP Communications in the Enterprise.”
Strengthened Partnerships and Alliances
•	In Q2, InfoVista hosted successful Executive Advisory Panels in Rome, Italy and Washington, DC. InfoVista customers and partners representing a diverse range of operators, outsourcers and industry experts throughout EMEA and the Americas shared their perspectives, lessons learned, recommendations and plans for next-generation network success.
New Solution Released
•	During the quarter, the Company announced the launch of VistaInsight™ for Servers 2.0, the latest version of InfoVista’s performance management solution for maximizing server and system infrastructure investments in enterprise data centers. In addition to new functionalities to expand its addressable market, VistaInsight for Servers 2.0 includes capabilities geared toward the support of server virtualization.
Outlook
Despite the seasonality that comes with the first quarter of the calendar year, InfoVista anticipates positive year on year growth in Q3, with a revenue range of €9.0 to €9.5 million. The Company also expects its third quarter net results to be at or near breakeven.
SFAF meeting
The company will host a SFAF (Société Française des Analystes Financiers) Meeting today in Paris in French at 10.00 am (Continental Europe).

About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the six months ended		For the three months ended
	December 31,		December 31,
	2005 (1)	2004	2005 (1)	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€10,538	€8,678	€5,648	€4,667
Service revenues	8,473	7,569	4,303	3,955

Total revenues	19,011	16,247	9,951	8,622

Cost of revenues
Cost of licenses	349	368	210	198
Cost of services	3,433	2,857	1,693	1,495
Total cost of revenues	3,782	3,225	1,903	1,693

Gross profit	15,229	13,022	8,048	6,929

Operating expenses
Sales and marketing expenses	8,711	7,365	4,465	3,548
Research and development expenses	3,690	3,269	1,894	1,650
General and administrative expenses	3,297	2,721	1,683	1,468

Impairment of fixed assets	—	4	—	3
Amortization of acquired intangibles	—	158	—	63

Total operating expenses	15,698	13,517	8,042	6,732

Operating (loss) income	(469)	(495)	6	197

Other income (expense):
Realized gains on marketable securities	224	227	109	120
Net foreign currency transaction losses	(9)	(262)	(18)	(208)
Other income, net	43	14	34	2

(Loss) Income before income taxes	(211)	(516)	131	111

Income tax (expense) benefit	(156)	10	(46)	(3)

Net (loss) income	€(367)	€(506)	€85	€108

Basic net (loss) income per share	€(0.02)	€(0.03)	€0.00	€0.01
Diluted net (loss) income per share	€(0.02)	€(0.03)	€0.00	€0.01

Basic weighted average shares outstanding	17,477,352	17,205,645	17,587,631	17,246,502
Diluted weighted average shares outstanding	17,477,352	17,205,645	18,966,581	20,883,505

(1)	For the three and six months ended December 31, 2005, the operating expenses and cost of services include a stock-based compensation charge of €276 thousand and €552 thousand, reflecting the adoption of FAS123(R). Excluding this charge, the Company would have recorded net income of € 361 thousand and €185 thousand, respectively, for the three and six months ended December 31, 2005.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

	As of
	December 31,	June 30,
	2005	2005
	(unaudited)
ASSETS

Cash and cash equivalents	€8,605	€8,781
Marketable securities	25,509	24,965
Trade receivables, net of allowance of €232 and € 253, respectively	8,795	11,310
Prepaid expenses and other current assets	1,697	2,071

Total current assets	44,606	47,127

Fixed assets, net	2,328	2,200
Intangible assets, net	1,717	1,158
Investment in equity securities	1,027	1,027
Deposits and other assets	838	717

Total long-term assets	5,910	5,102

Total assets	€50,516	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,314	€2,465
Accrued salaries and commissions	1,618	2,523
Accrued social security and other payroll taxes	1,203	1,026
Deferred revenue	5,438	7,202
Accrued VAT	796	1,541
Other current liabilities	362	363

Total current liabilities	11,731	15,120

Other long term liabilities	150	113

Total long-term liabilities	150	113

Stockholders’ equity
Common stock (18,967,363 and 18,524,721 shares authorized and issued, and 17,802,394 and 17,372,867 shares outstanding)	10,242	10,003
Capital in excess of par value of stock	86,851	84,893
Accumulated deficit	(52,556)	(52,189)
Unrealized gains(losses) on available for sale securities	6	(33)
Cumulative translation adjustment	(1,050)	(1,200)
Less common stock in treasury, at cost	(4,858)	(4,478)

Total stockholders’ equity	38,635	36,996

Total liabilities and stockholders’ equity	€50,516	€52,229